Issuer Free Writing Prospectus

(Supplementing Preliminary Prospectus dated March 15, 2006)

Filed pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-132448

Issuer Free Writing Prospectus dated March 24, 2006

(Supplementing Preliminary Prospectus Dated March 15, 2006)

The information in this Issuer Free Writing Prospectus supplements the information contained in Central European Media Enterprises Ltd.’s Preliminary Prospectus dated March 15, 2006.

Issuer:	Central European Media Enterprises Ltd.

Total shares offered:	2,200,000 shares of Common Stock.

Over-allotment option:	330,000 shares of Common Stock.

Last reported sale price of common stock on the Nasdaq National Market on March 23, 2006:	$71.87

Public offering price:	$70.00 per share

Proceeds to CME:

Approximately $146.5 million (after deducting underwriting discounts and commissions and estimated offering expenses). This is an amount equal to approximately $2.3 million more than the amount set forth in the Preliminary Prospectus.

Class A Common stock outstanding after this offering:	33,257,994 shares (33,587,994 if the underwriters exercise their over-allotment option in full).

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll free 1-888-603-5847. Copies of the final prospectus may be accessed at the issuer’s website (http://www.cetv-net.com) or may be obtained by email at the following address:  monica_castillo@adp.com.